United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

April 21, 2006
Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

MGE Files Stipulation With the PSCW

On April 21, 2006, Madison Gas and Electric Company (MGE) filed a stipulation with the Public Service Commission of Wisconsin (PSCW) seeking to further amend its pending application to decrease electric rates for its customers. This stipulation memorializes a settlement between MGE and the intervenors, Wisconsin Industrial Energy Group and Citizens Utility Board, as a result of a continued decrease in MGE's actual electric fuel costs when compared to those fuel costs projected in its most recent rate order.

This stipulation, if approved by the PSCW, would amend the fuel credit to $0.00454 per kilowatt-hour. This proposed fuel credit, as described in the stipulation, is based upon newly computed annual average fuel costs for MGE's 2006 test year. These costs are computed using actual fuel costs for January and February, estimated actual fuel costs for March, and revised forecasts for April through July. Fuel costs used in this computation for August through December continue to be based on those fuel costs approved in MGE's latest rate order. MGE's forecasted fuel costs for April through July are based on the NYMEX Strip natural gas prices as of April 13, 2006. MGE estimates that, if approved, this stipulation will reduce electric revenues from April to December 2006 by $6.9 million. If approved, the stipulation would also amend the PSCW fuel rules monitoring range to plus or minus 2%. Electric rates during this period will also be subject to refund pursuant to the March 9, 2006, PSCW interim order.

Under the current PSCW "fuel rules" that became effective January 1, 2006, MGE can apply for a fuel surcharge if actual electric fuel costs exceed 102% of the electric fuel costs allowed in its latest rate order. Conversely, MGE may have to provide a fuel credit to its customers if actual electric fuel costs are less than 99.5% of the electric fuel costs allowed in that rate order. As a result of a previous filing made by MGE, on March 9, 2006, the PSCW authorized an interim credit of $0.00069 per kilowatt-hour, and instituted a subject to refund provision. On March 31, 2006, MGE filed an amended application with the PSCW that proposed to amend the interim fuel credit from $0.00069 per kilowatt-hour to $0.00165 per kilowatt-hour, reflecting the continued decrease in actual electric fuel costs when compared to those fuel costs projected in its most recent rate order. As a result of the approved interim order on March 9, 2006, and the subject to refund provision, MGE recognized a $5.1 million reduction to revenues for the three months ended March 31, 2006.

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future performance and economic conditions, including the cost of fuel and purchased power and the demand for electricity. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy, Inc., and Madison Gas and Electric Company caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed or implied. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed under "Forward-Looking Statements" of MGE Energy's and Madison Gas and Electric's Annual Report on Form 10-K for the year ended December 31, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy nor Madison Gas and Electric undertakes any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: April 26, 2006